UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 14, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE SHAREHOLDERS

PAYMENT OF INTEREST ON SHAREHOLDERS’ EQUITY

TIM S.A. (“TIM” or "Company") (B3: TIMS3; NYSE: TIMB), informs that its Board of Directors approved today, June 14th, 2024, the distribution of R$ 300,000,000.00 (three hundred million reais) as Interest on Shareholders’ Equity.

Payment will be made by July 23rd, 2024, and June 21st, 2024 is the date for identification of shareholders entitled to receive such values. Thus, the shares acquired after that date will be ex-Interest on Shareholders’ Equity rights.

1 – INTEREST ON SHAREHOLDERS’ EQUITY PER SHARE:

	Gross value per share	Total amount
Interest on Shareholders’ Equity	R$ 0.124069241	R$ 300,000,000.00

The amount per share is estimated and may be modified as a result of the disposal of treasury shares to attend the Company's Long-Term Incentive Plan. In this case, the Company will issue a new Notice to the Shareholders informing the final amount per share.

2 – WITHHOLDING TAX:

2.1. 15% of the Income Tax will be retained (Withholding Income Tax), for the occasion of the credit of Interest on Shareholders' Equity, except for shareholders who have differentiated taxation or who are exempt from taxation.

2.2. The shareholders mentioned above must prove this condition by June 21st, 2024 by means of an exemption letter, which should be sent first to the electronic address – dac.escrituracao@bradesco.com.br – and, subsequently, the hard copy should be mailed to Banco Bradesco S/A – Cidade de Deus, s/n, Vila Yara – Osasco/SP – CEP: 06029-900 – Prédio Amarelo – Departamento de Ações e custódia – Escrituração de Ativos.

3 - FORMS OF PAYMENT (BOOK-ENTRY SHARES):

3.1. The Interest on Shareholders' Equity related to shares custody by CBLC (Companhia Brasileira de Liquidação e Custódia) will be paid by B3 S.A. - Brasil, Bolsa, Balcão, which will transfer to the shareholders through custody agents;

3.2. Checking account indicated by the shareholder at Banco Bradesco S/A;

3.3. Payment of Interest on Shareholders' Equity by Banco Bradesco S/A branches, in the case of shareholders who do not meet the aforementioned conditions; and

3.4. Additional information may be obtained at any branches of Banco Bradesco S/A. or through the e-mail address informed on item 2.2.

Rio de Janeiro, June 14th, 2024.

TIM S.A.

Alberto Mario Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: June 14, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer